Exhibit 6.2

ADENDUM I TO SHARE PURCHASE AGREEMENT

The following serves as an addendum to the Share purchase Agreement signed on December 23rd, 2023 by and between DOC.COM, Inc. a corporation incorporated under the laws of Delaware whose registered office is at 169 Madison Ave #15043 New York, NY 10016 (the "Company"); SILVER ROCK GROUP, formed under the laws of BVI having British Virgin Islands having its registered office at Sable Trust, Road Town, Tortola, BVI (the "Purchaser"); and together with the Company and Purchaser, the "Parties").

Whereas both Parties agree to amend ARTICLE VI as follows, and to ensure that the amendment is not ambiguous, we have specified the change before and after the amendment:

ARTICLE VI; before this amendment reads:

The Company may, in its sole discretion, issue a Draw Down Notice (as defined in Section 6.01(h) hereof) for a one million dollars each tranche in the Draw Down Amount. Subject to Section 6.01(g) below, the Purchaser shall pay a per-Share amount equal to the lowest trading price from the 10 preceding trading days, Subject to Section 4.06 hereof, the Draw Down Amount Requested shall not exceed two hundred percent (200%) or one million dollars (the "Draw Down Limit") of the average daily trading volume for the 10 Trading Days immediately preceding the Draw Down Exercise Date on a rolling basis.

(a) The Company may, in its sole discretion, issue a Draw Down Notice (as defined in Section 6.01(h) hereof) for a Draw Down Amount of one million dollars per tranche. Subject to Section 6.01(g) below, the Purchaser shall pay a per-Share amount equal to the lowest trading price from the 10 preceding trading days. The Draw Down Amount Requested shall not exceed two hundred percent (200%) of the average daily trading volume for the 10 Trading Days immediately preceding the Draw Down Exercise Date on a rolling basis, or one million dollars (the "Draw Down Limit").

ARTICLE VI; post this amendment now reads:

The Company may, in its sole discretion, issue a Draw Down Notice (as defined in Section 6.01(h) hereof) for a five million dollars each tranche in the Draw Down Amount. Subject to Section 6.01(g) below, the Purchaser shall pay a per-Share amount equal to the lowest trading price from the 10 preceding trading days, Subject to Section 4.06 hereof.

(a) The Company may, in its sole discretion, issue a Draw Down Notice (as defined in Section 6.01(h) hereof) for a Draw Down Amount of five million dollars per tranche. Subject to Section 6.01(g) below, the Purchaser shall pay a per-Share amount equal to the lowest trading price from the 10 preceding trading days.

"Signature page shall follow"

IN WITNESS WHEREOF, each party to this agreement has caused it to be executed on the date indicated above.

Doc.com Inc.

By:

Name: Charles. Nader
Title: CEO

SILVER ROCK GROUP

By:

Name: Ezzat Jallad, Director